Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

July 7, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER CONTINUES RECORD-SETTING GROWTH WITH Q2 PRODUCTION

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) is pleased to report production results for the second quarter of 2009, including record metal production, some of the best metallurgical results to date, and record quarterly silver production from the Topia mine.

Second Quarter (“Q2”), 2009 highlights from the Guanajuato and Topia silver mines include:

  Total metal production of 499,845 Ag eq oz, a 15% increase from Q2 2008 and a new record.

  Total silver production of 333,358 Ag oz, a 16% increase from Q2 2008.

  Guanajuato metal production of 327,295 Ag eq oz, a 19% increase from Q2 2008.

  Guanajuato silver production of 220,742 Ag oz, a 9% increase from Q2 2008.

  Guanajuato metallurgical recovery of gold, at 84.6%, a quarterly record.

  Guanajuato concentrate quality, at 15,126 g/t Ag and 94.5 g/t Au, a record high.

  Topia metal production of 172,550 Ag eq oz, a 7% increase from Q2 2008.

  Topia silver production of 112,616 Ag oz, a record high and a 32% increase from Q2 2008.

  Topia metallurgical recoveries of silver and zinc, at highs of 88.8% and 87.3% respectively.

  New, lower cost, concentrate sales contracts for Topia.

  First, NI 43-101 compliant, 5 million Ag eq oz, resource for Guanajuato Deep Cata Clavo zone.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

(Note: Silver equivalent ounces, (Ag eq oz), for 2009, are established using prices of US$850/oz Au, US$11/oz Ag, US$0.50/lb Pb and US$0.50/lb Zn.)

Guanajuato Mine

Second quarter metal production at Guanajuato totaled 220,742 oz silver and 1,379 oz gold, or 327,295 Ag eq oz, from milling 32,607 tonnes of ore. The average ore grade, at 254g/t Ag, and 1.55g/t Au, (12.02 Ag eq oz), represents a 21% increase in the silver equivalent grade when compared to Q2 2008.

Mining continues to focus on the higher grade areas of Cata, Rayas and Guanajuatito. The change to cemented rebar ground support resulted in improved ore tonnes and grade from Guanajuatito. Production at Cata, by cut-and-fill mining, continued from the 460 and 417 levels on the Veta Madre vein. Development on the Alto 1 and Alto 2 veins demonstrated vein continuity and excellent ore quality. Rayas production was achieved from a combination of remnant and pillar recovery from the main Rayas Clavo and San Pio areas and stoping and development on the Santa Margarita gold-rich vein.

Guanajuato plant performance continues to be excellent. Metal recoveries for Q2 2009 averaged 84.6% for gold and 83.0% for silver compared to Q2 2008 recoveries of 78.3% and 84.0%, respectively. The quality of concentrate produced for sale to the IMMSA copper smelter was a record high of 94.5g/t gold and 15,126g/t silver.

The first NI 43-101 compliant indicated mineral resource of 351,000 tonnes at 1.19g/t Au and 359g/t Ag was reported (see Great Panther news release dated June 30, 2009) for the Deep Cata Clavo Zone. The indicated resource, covering a small strike length of 150 metres of the 4.2 km long Guanajuato deposit, contains 13,000 oz Au and 4,071,000 oz Ag or 5,032,000 Ag eq oz. An additional 231,000 oz silver and 765 oz gold, or 285,000 Ag eq oz have also been estimated in the inferred category. Exploration for the extensions of and/or ore definition diamond drilling for the Cata Clavo and other high grade areas

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

continue from stations located adjacent to current underground workings. An exploration drift is being driven on the 390 level at Rayas to facilitate deep drilling of the extensions of the Rayas Clavo and other veins.

Topia Mine

Metal production for the second quarter totaled 112,616 oz Ag, 125 oz of Au, 513,338 lbs of Pb, and 594,677 lbs of Zn, or 172,550 Ag eq oz, from milling 7,837 tonnes of ore. The silver production is a quarterly record for Topia and represents a 32% increase from Q2 2008. The ore grades, at 503g/t Ag, 0.59g/t Au, 3.23% Pb and 3.94% Zn, or 24.82 Ag eq oz, represent a 28% improvement over Q2 2008.

Topia plant performance continues to excel with metal recoveries of 88.8% for Ag (a record), 83.4% for Au, 92.0% for Pb and 87.3% for Zn (a record). Concentrate qualities were high, with the lead concentrate at 57.0% Pb and 8,207 g/t Ag, and the zinc concentrate at 53.1% Zn. In addition to processing the 7,837 tonnes from the Company’s mines, 2,171 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Topia focuses on the clean mining of high-grade narrow veins using a modification of cut-and-fill known as resue mining. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere the emphasis is towards stoping with excellent grade control. Improved vein grades and widths continued on the San Gregorio, Rosario, Don Benito, Recompensa and Cantarranas veins. Stope preparation development is well underway for the Argentina level 2 and the grade of ore being mined here is expected to improve further.

New long term contracts for the sales of Topia’s concentrates were signed with Louis Dreyfus Commodities Metals Suisse S.A., part of one of the world’s largest commodities trading companies. The new terms represent a significant unit cost saving for Topia.

At the midway point in the year, metal production from both operations, at 0.98 million Ag eq oz, is ahead of plan and Great Panther remains on target to meet or exceed its annual goal of 2.07 million Ag eq oz. Costs are being controlled and the improved concentrate sales contracts for Topia facilitates lower unit costs and higher profitability. Combined unit costs for the two mines are estimated to be in the range of US$6.00 to US$6.50 per oz Ag, net of by-products for the year 2009. Both Guanajuato and Topia are 100% owned by Great Panther.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.